Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Loftie, Inc
26 Grove Street 5C
New York, NY 10014
https://byloftie.com/

Up to $1,234,997.92 in Non-Voting Common Stock at $3.38
Minimum Target Amount: $9,998.04

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Loftie, Inc
Address: 26 Grove Street 5C, New York, NY 10014
State of Incorporation: DE
Date Incorporated: July 27, 2018

Terms:

Equity

Offering Minimum: $9,998.04 | 2,958 shares of Non-Voting Common Stock
Offering Maximum: $1,234,997.92 | 365,384 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $3.38
Minimum Investment Amount (per investor): $297.44

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Audience-Based:

Purchasers of Loftie products prior to 10/11/2022, on the company's website (or holding an active Loftie account), receive 3% bonus shares. For eligibility purposes, investors must use the same email used at byloftie.com and/or used for their Loftie account.

Time-Based:

Early Riser

Invest within the first 48 hours and receive 15% bonus shares.

Night Owl

Invest within the first week and receive 10% bonus shares.

Amount-Based:

$500+ | Lavender

Access to the Loftie Owners Club:

Private Slack Channel with Loftie team

Access to special discounts, promotions, and early product releases

Public acknowledgement of investment in Loftie Newsletter

Loftie swag bag with tote, hat, and shirt

$1,000+ | Chamomile

All level 1 perks PLUS:

Invite to Owners Club Zoom call with the team

$200 product credit

$2,500+ | Milk and Honey

All level 2 perks PLUS:

5% Bonus Shares

Total product credit of $300

Private phone call with Founder

$5,000+ | Valerian

All level 3 perks PLUS:

8% Bonus Shares

Total product credit of $400

Invite to private Loftie office tour and cocktail hour in NYC, with soundbath session

$10,000+ | Melatonin

All level 4 perks PLUS:

10% Bonus Shares

Total product credit of $500

Work with our team to personally select a new soundscape to be added to the Loftie content library

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>**The 10% StartEngine Owners' Bonus**</u>

Loftie, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $3.38/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $338. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 3% for prior purchasers, in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Loftie, Inc. ("Loftie" or the "Company") is a C-Corporation organized under the laws of the state of Delaware and headquartered in New York.

<u>Overview</u>

Loftie is a wellness company committed to creating stylish, innovative products that help people rest, relax, and recharge. We focus on supporting healthy sleep because it is one of the most critical elements for physical, mental, and emotional wellbeing, yet also one of the most undervalued. We take a mindful approach to technology, using it to inspire refreshing action instead of endless distraction, and we take a thoughtful approach to design, because any object you bring into your life should be as beautiful as it is beneficial. Our products have won numerous awards including Real Simple's 2022 and 2021 Sleep Awards; Women's Health Healthy Sleep Awards 2021; Fast Company's Home Innovation Awards; Architectural Digest's Cleverest Awards 2022; NYT Wirecutter's Best Alarm Clocks 2021 and 2022.

Business model

We have designed a sleep ecosystem to help customers get better sleep. Beginning with the Loftie Clock (designed to remove the smartphone from the bed), followed by the Loftie Lamp (designed for a calming wake-up experience), we are now setting our sights on an expanded Loftie sleep experience through high-quality sleep and wellness content, a sleep course and coaching, and live wellness sessions though the Loftie App. The app will pair with our current products, or be available as a stand-alone subscription-based product.

Corporate structure

Loftie, Inc is a standalone C-Corp entity. It was previously incorporated as Deliberate Digital, Inc. in Delaware.

Intellectual Property

Loftie Inc. owns all of the intellectual property associated with its products (design patents and trademarks) and brand (trademarks, websites, and other digital assets). The Company is committed to the protection of its intellectual property in the US market and internationally, with additional trademarks and patents in the EU, UK, and China.

Competitors and Industry

General industry

Loftie is a wellness company that produces physical- and software-based products to improve sleep quality and duration. The company's current hero products (the Loftie Clock and Loftie Lamp) are electronic Internet of Things (IoT) devices that use light and sound to assist consumers with better wind-downs and wake-ups.

The sleep market was estimated at $432B in 2019 ($79B in the USA) with a Compound Annual Growth Rate (CAGR) of 6.3% and is predicted to reach $585B in revenue by 2024.*

*Source: https://www.sec.gov/Archives/edgar/data/1598674/000104746920000166/a2240404zex-23_3.htm

Competitors

Our closest competior is Hatch Inc. They've raised at least $27mm in funding per Crunchbase. They began as Hatch Baby and focused on products for parents, babies, and young children, but have since introduced an adult-focused alarm clock. While Loftie currently primarily serves a largely adult customer base, we do plan to widen our product range over time to products for sleepers of all ages.

With the forthcoming release of our subscription content app, we will compete with wellness audio app businesses such as Calm and Headspace. Unlike those businesses, our content will be heavily creator-focused, similar to Peloton's approach in fitness.

Current Stage and Roadmap

Current stage: The Company's products are currently on the market and generating sales. We launched our first major product, the Loftie Clock, in 2020. Since then, we have sold over 40,000 units. The Company's second hero product, the Loftie Lamp, begins shipping to customers on October 10, 2022. The Company also sells several other sleep accessories, including an eyemask, a book, and a bedtime puzzle.

Future Roadmap: We are currently building out our subscription audio offering, which will be available via our app and/or on the Loftie Clock. Over the next three years, we will be focused on expanding market share and launching new products and services. We have several new launches planned over the next 12-24 months, including a subscription audio offering, a sleep assistant designed for kids, and sleep supplements. Following those launches, we plan to release an updated Loftie Clock with a privacy-first voice assistant, as well as a wearable designed for the unique sleep needs of kids.

The Team

Officers and Directors

Name: Matthew Melton Hassett

Matthew Melton Hassett's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July 27, 2018 - Present
  Responsibilities: Founder and CEO of Loftie. Salary of $40,000/year and 90% equity ownership.

- **Position:** President
  Dates of Service: July 27, 2018 - Present
  Responsibilities: President and sole board member.

- **Position:** Director
  Dates of Service: July 27, 2018 - Present
  Responsibilities: Director at Loftie

Name: Lindsay Tyrpien

Lindsay Tyrpien's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Creative Director
  Dates of Service: June 08, 2020 - Present
  Responsibilities: Creative design, photography, art direction, and product design.

- **Position:** Chief Creative Officer
  Dates of Service: July 16, 2022 - Present
  Responsibilities: Lead the creative team by making all design decisions and setting the overall creative direction that best aligns with business objectives. Salary of $125,000/year; equity compensation of options for 1%, 91% of which is vested, but not yet purchased, as of October 12, 2022.

- **Position:** Director
  Dates of Service: October 17, 2022 - Present
  Responsibilities: Director at Loftie

Other business experience in the past three years:

- **Employer:** IDEO
  Title: Production Designer
  Dates of Service: November 01, 2017 - March 01, 2020
  Responsibilities: Produce prototypes and deliverables

Name: Lauren Ashley Suiter

Lauren Ashley Suiter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Marketing Director
  Dates of Service: September 21, 2020 - Present
  Responsibilities: Marketing, customer experience, wholesale.

- **Position:** Chief Product Officer
  Dates of Service: July 16, 2022 - Present
  Responsibilities: Lauren is the Chief Product Officer, which encompasses product development, order fulfillment, customer experience, and product growth. Lauren is also involved in marketing and partnerships as they relate to product growth. Salary of $125,000/year; equity compensation of options for 1%, 91% of which is vested, but not yet purchased, as of October 12, 2022.

- **Position:** Director
  Dates of Service: October 17, 2022 - Present
  Responsibilities: Director at Loftie

Other business experience in the past three years:

- **Employer:** Vote.org
  Title: Programs & Partnership Intern
  Dates of Service: July 01, 2020 - September 30, 2022
  Responsibilities: Programs & Partnership

Other business experience in the past three years:

- **Employer:** NYC Taxi & Limousine Commission
  Title: Design Research Apprentice
  Dates of Service: February 01, 2020 - May 31, 2020
  Responsibilities: Design Research

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired; however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Non-Voting Common Stock in the amount of up to $1,234,997.92 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other consumer purchases and preferences. Our business growth depends on the market interest in the Company over other offerings.

We are an early stage company and have not yet generated any profits

Loftie, Inc. was formed on July 27, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Loftie, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns nine trademarks, patents, copyrights, Internet domain names, and trade secrets (in the United States, the European Union, the United Kingdom, and the Peoples Republic of China). We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Loftie, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Loftie, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew Hassett	8,000,000	Common Stock	97.733%

The Company's Securities

The Company has authorized Common Stock, SAFE, Convertible Note 2019, Convertible Notes 2020, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 365,384 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 8,888,888 outstanding.

Voting Rights

1 vote per security

Material Rights

The total amount outstanding includes 296,311 shares to be issued pursuant to stock options issued and outstanding.

The total amount outstanding includes 407,021 shares to be issued pursuant to an Equity Incentive Plan, reserved but unissued.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Equity Financing

Material Rights

Liquidity Event.

If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

Dissolution Event.

Notwithstanding any other provision of this Safe, if a Dissolution Event occurs prior to an Equity Financing or the expiration or termination of this Safe, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding shares by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investors, as determined in good faith by the board of directors, are insufficient to permit the payment to the Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1.

Convertible Note 2019

The security will convert into A newly created series of preferred stock (the "series preferred") and the terms of the Convertible Note 2019 are outlined below:

Amount outstanding: $600,000.00
Maturity Date: December 31, 2023
Interest Rate: 12.0%
Discount Rate: 80.0%
Valuation Cap: $3,500,000.00

Conversion Trigger: An equity financing with total proceeds to the Company of not less than $750,000

Material Rights

Optional Conversion at Non-Qualified Financing

In the event the Company consummates, on or before the Maturity Date, an equity financing pursuant to which it sells shares of Preferred Stock in a transaction that does not constitute a Qualified Financing, then the Holder shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

Change of Control

If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall pay the Holder an amount equal to the sum of (x) all accrued and unpaid interest due on this Note, and (y) one (1) times the outstanding principal amount of this Note; provided, however, that upon the written election of the Holder made not less than five (5) days prior to the Change of Control, the Company shall convert this Note into that number of shares of Common Stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing (i) the outstanding principal balance and unpaid accrued interest of this Note by (ii) the quotient resulting from dividing (A) $3,500,000 by (B) the number of outstanding shares of Common Stock immediately prior to the consummation of the Change of Control (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than ten (10) days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such

Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

Convertible Notes 2020

The security will convert into Series preferred stock and the terms of the Convertible Notes 2020 are outlined below:

Amount outstanding: $900,000.00
Maturity Date: December 31, 2023
Interest Rate: 7.0%
Discount Rate: 80.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing

Material Rights

Optional Conversion at Non-Qualified Financing

In the event the Company consummates, on or before the Maturity Date, an equity financing pursuant to which it sells shares of Preferred Stock in a transaction that does not constitute a Qualified Financing, then the Holder shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

Change of Control

If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall pay the Holder an amount equal to the sum of (x) all accrued and unpaid interest due on this Note, and (y) one (1) times the outstanding principal amount of this Note; provided, however, that upon the written election of the Holder made not less than five (5) days prior to the Change of Control, the Company shall convert this Note into that number of shares of Common Stock equal to the quotient (rounded down to the nearest whole share) obtained by dividing (i) the outstanding principal balance and unpaid accrued interest of this Note by (ii) the quotient resulting from dividing (A) $10,000,000 by (B) the number of outstanding shares of Common Stock immediately prior to the consummation of the Change of Control (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the

Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than ten (10) days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

There are no material rights associated with Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Non-Voting Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $600,000.00
  Use of proceeds: General corporate purposes
  Date: August 01, 2018
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $375,000.00
  Use of proceeds: General corporate purposes
  Date: September 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: General corporate purposes
  Date: November 26, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $500,000.00
  Use of proceeds: General corporate purposes
  Date: November 12, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: General corporate purposes
  Date: June 12, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: General corporate purposes
  Date: August 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Results of operations

Revenue

Revenue for fiscal year 2020 was $725,730 compared to $2,512,892 in fiscal year 2021. In 2021, approximately 72% of sales were driven by the Company's Direct-to-Consumer sales, principally the Company's website byloftie.com, as well as a small contribution from dropship partnerships. The remaining 28% of sales were driven half via sales on Amazon and half via wholesale sales, including retailers and corporate orders, such as holiday and event gifting.

Cost of Goods Sold

Cost of Sales for fiscal year 2020 was $510,140 compared to $1,180,280 in fiscal year 2021. In an effort to meet holiday delivery timelines in its first year of shipping product, the Company paid extraordinarily high air freight shipping costs in 2020, which yielded a higher cost of sales.

Gross Margins

Gross margins for fiscal year 2020 were $208,239 (29%) compared to $1,213,293 (48%) in fiscal year 2021. The improved margins were due to a greater mix of container-based shipping versus air freight, plus an increase in other higher-margin products than the one hero product (the Loftie Clock), which made up the vast majority of sales in 2020.

Expenses

Expenses for fiscal year 2020 were $1,027,907 compared to $1,773,329 in fiscal year 2021. Product / R&D expenses remained roughly constant, along with G&A expenses. Sales and Marketing expenses grew approximately three-fold as the Company expanded its marketing efforts. Salary and benefit expenses also grew as the company hired two additional employees.

Historical results and cash flows:

The Company is currently in the production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company is expanding its product offering substanitally, including the sale of higher margin products and services. Past cash was primarily generated through sales. Our goal is to reach profitability in 2023. Reaching profitability is contingent upon increasing sales, which depends upon the Company's ability to scale marketing, as well as the success of additional products, especially the Loftie Lamp. The Company may also choose to raise additional financing in order to pursue further growth, which could lead to a strategic choice to forgo profitability until a future time.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 2022, the Company has capital resources available in the form of a revolving credit facility for $800k from Settle, $146k in bank accounts, accounts receivable, prepaid expenses, and other current assets, and $924k in inventory.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support additional research and development to expand our product and service offering with the goal of reaching profitability in 2023.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 5 months. This is based on a reduced monthly cash burn rate of $41k for expenses related to sales, marketing, and inventory. The reduced rate is the result of the 2022 monthly cash burn rate of $71k less $30k in staff layoffs / payroll cuts. The Company expects to generate substantial review in Q4 of 2022. In 2021, Q4 revenue accounted for 40% of total revenue. In 2022, in addition to the seasonal increase in revenue, the Company expects to benefit from the addition of a second hero product, the Loftie Lamp, which at a retail price of $275, will generate substantial additional revenue compared to 2021 sales.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 14 months based on a monthly burn rate of $71k; however, the Company expects the burn rate to decrease as the product mix grows, repeat purchases increase, and monthly recurring revenue is introduced via the subscription audio product, as well as sleep supplements. The Company also expects the conversion rate to increase on its ecommerce site (byloftie.com) and its Amazon product pages. In June 2022, the Company launched a new website to expand product offerings beyond the original hero product, the Loftie Clock. The conversion rate (purchasers as a percentage of visitors) declined following the switch. The Company is working with marketing consultants on Conversion Rate Optimization (CRO), Search Engine Optimization (SEO), and other marketing techniques in order to increase organic web traffic and increase conversions on page, thereby decreasing customer acquisition costs and increasing revenue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional capital raises from accredited investors and venture capital funds.

The Company anticipates offering the same valuation as it has offered through its crowd fundraise.

Indebtedness

- **Creditor:** ODK Capital, LLC
  Amount Owed: $250,000.00
  Interest Rate: 21.61%
  Maturity Date: February 15, 2023
  On February 16, 2022, the Company entered into a loan agreement with ODK Capital, LLC. The loan amount is $250,000, with a total interest expense of $28,500.04 and a maturity of one year.

- **Creditor:** B.S.D. Capital Inc. dba Lendistry
  Amount Owed: $100,000.00
  Interest Rate: 7.88%
  Maturity Date: May 16, 2024
  On May 18, 2022, the Company issued the Promissory Note to B.S.D. Capital Inc. dba Lendistry in the amount of $100,000, with an interest rate of 7.88% and with a maturity of two years.

- **Creditor:** Carol Melton
  Amount Owed: $350,000.00
  Interest Rate: 2.0%
  Maturity Date: September 01, 2023
  On June 21, 2022, the Company issued the Promissory note Carol Melton (the founder's mother) in the amount of $350,000, with an interest rate of 2% and the due date is September 1, 2023.

- **Creditor:** Shopify Capital
  Amount Owed: $53,000.00
  Interest Rate: 5.7%
  On June 22, 2022, the Company entered into a Forward Financing Agreement with Shopify Capital for a total of purchased receivables of $53,000, with the amount of $50,000 advanced and a remittance rate of 7%.

- **Creditor:** PayPal
  Amount Owed: $100,000.00
  Interest Rate: 14.3%
  Maturity Date: August 11, 2023
  On August 2, 2022, the Company entered into a loan agreement with PayPal. The loan amount is $100,000, with a total loan fee of $16,707.60 and fifty-two weekly payments.

- **Creditor:** PayPal.
  Amount Owed: $53,298.59
  Interest Rate: 15.7%
  Maturity Date: August 25, 2023
  On August 19, 2022, the Company entered into a loan agreement with PayPal. The loan amount is $53,298.59, with a total loan fee of $9,947.01 and fifty-two weekly payments.

- **Creditor:** Carol Melton
  Amount Owed: $500,000.00
  Interest Rate: 2.0%
  Maturity Date: June 08, 2024
  No payments of principal or interest are required prior to the maturity date.

Related Party Transactions

- **Name of Entity:** Matthew Hassett
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On August 1, 2018, the Company issued the Convertible Promissory Note to its founder and CEO, Matthew Hassett, in the amount of $600,000, with an interest rate of 7% per annum, and a maturity of two years.
  Material Terms: On September 12, 2022, the Convertible Promissory Note was amended, with an interest rate of 12% effective September 1, 2022, and a maturity date of December 31, 2023.

- **Name of Entity:** Adeft Investments, LLC
  Names of 20% owners: Carol Anne Melton (mother of the founder and the shareholder Matthew Hassett)
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: SAFE
  Material Terms: On November 26, 2019, the Company issued the SAFE to Adeft Investments, LLC, an entity controlled by Carol Anne Melton (mother of the founder and the shareholder Matthew Hassett) in the amount of $25,000.

- **Name of Entity:** Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett)
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: SAFE
  Material Terms: In 2020, the Company issued the SAFE to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett) in the amount of $375,000, which was later converted into the Convertible Promissory Note.

- **Name of Entity:** Carol Anne Melton and Joseph Mark Hassett (parents of the

founder and the shareholder Matthew Hassett),
Relationship to Company: Family member
Nature / amount of interest in the transaction: Unsecured Promissory Note
Material Terms: On November 12, 2020, the Company issued the Unsecured Promissory Note to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett), in the amount of $500,000, with an interest rate of 0%, and a maturity of six months, which was later converted into the Convertible Promissory Note.

- **Name of Entity:** Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett)
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: On June 18, 2021, the Company issued the Convertible Promissory Note to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett), in the cumulative amount of $900,000, with an interest rate of 7% per annum, and a maturity of two years.
  Material Terms: The Convertible Promissory Note canceled (1) SAFE to Adeft Investments, LLC, (2) the SAFE to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett) in the amount of $375,000, and (3) the Unsecured Promissory Note to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett), in the amount of $500,000. On September 12, 2022, the Convertible Promissory Note was amended; the maturity date is now December 31, 2023.

- **Name of Entity:** Carol Anne Melton (mother of the founder and the shareholder Matthew Hassett)
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Promissory Note
  Material Terms: On June 2, 2021, the Company issued a Promissory Note to Carol Anne Melton (mother of the founder and the shareholder Matthew Hassett) in the amount of $500,000, with an interest rate of 2% per annum and a maturity date of three years.

- **Name of Entity:** Carol Melton (mother of the founder and the shareholder Matthew Hassett)
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Promissory Note
  Material Terms: On June 21, 2022, the Company issued the Promissory Note to Carol Melton (mother of the founder and the shareholder Matthew Hassett) in the amount of $350,000, with an interest rate of 2% and has a due date set on September 1, 2023.

Valuation

Pre-Money Valuation: $30,044,441.44

Valuation Details:

Loftie, Inc. ("Loftie" or the "Company") is offering a $1.07 million USD equity sale at a ~$30 million valuation to reflect the company's present and future value in the growing market for products and services for better sleep. Loftie, Inc. determined its pre-money valuation based on an analysis of the following factors.

Revenue Multiple

The valuation reflects a revenue multiple of approximately 8.7x the Company's Trailing 12 Months (TTM) revenue at the end of August 2022 of $3,466,188. An 8.7x revenue multiple is significantly below the 20-25x median multiple (and over 80x average) of all crowd fund raises in "Consumer Products, Goods, and Services" as reported by Kingscrowd.

Total Addressable Market

The valuation reflects the rapid growth of the global wellness market, and the recognition that sleep is as important for good health as diet and exercise. A $30 million valuation constitutes 0.007% of the $432 billion global sleep economy as it was valued in 2019, a proportion the Company believes is readily attainable based on growth to date and the product roadmap ahead.

Loftie has a proven track record of developing and selling unique products in this growing market and an ambitious product roadmap that aims to continue to grow the company's market share.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all outstanding options with a right to acquire shares are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,500,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.04 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
5.5%

- *StartEngine Premium fee*
94.5%
StartEngine Premium fee

If we raise the over allotment amount of $1,234,997.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
5.5%

- *Marketing*
23.5%
Loftie markets across Facebook, Instagram, Google, Pinterest, TikTok, Affiliate, Email, and SMS. The Company works with several marketing agencies to optimize customer acquisition costs and reach new customers. The Company will look to expand into new channels and strategies with the additional investment.

- *Research & Development*
40.0%
The Company's next two major R&D projects are (1) further development of the iPhone and Android apps to deliver additional features to customers, as well as offering a subscription audio service, and (2) the design and development of the Loftie Kid Clock, a new form factor designed specifically for the needs of our youngest community members. Raising above the minimum amount will allow the Company to accelerate development of the products.

- *Company Employment*
22.0%
Loftie has a full-time staff of six people based in New York City. The Company hopes to grow the full time staff by at least two new hires with the investment proceeds, namely with the hiring of a seasoned Marketing Director and a Lead Software Engineer. With the additional funding, the Company may be able to hire an additional sales person to increase wholesale sales, as well as a junior developer to accelerate software development.

- *Inventory*
9.0%
While the Company strives to finance inventory with debt, certain electronic components have especially long lead times and at times, the term can exceed the typical five month lending cycle available through the Company's primary sources of inventory financing. If the Company increases marketing and sales with additional fundraising, the number of advance purchases will likewise increase.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://byloftie.com/ (https://byloftie.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/loftie

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Loftie, Inc

[See attached]

LOFTIE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Loftie, Inc.
New York, New York

We have reviewed the accompanying financial statements of Loftie, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 6, 2022
Los Angeles, California

LOFTIE INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	416,131	$	53,530
Acccounts Receivable, net		68,463		-
Inventories		435,818		-
Prepaids and Other Current Assets		10,772		-
Total Current Assets		**931,184**		**53,530**
Property and Equipment, net		11,210		45,350
Intangible Assets		49,982		3,152
Security Deposit		15,000		-
Total Assets	**$**	**1,007,376**	**$**	**102,032**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	764,243	$	-
Credit Card		158,632		45,071
Convertible Note		1,500,000		648,452
Accrued Interest on Convertible Notes		220,562		101,605
Shareholder Loan		-		590
Deferred Revenue		10,502		-
Other Current Liabilities		27,514		6,256
Total Current Liabilities		**2,681,453**		**801,974**
Promissory Notes and Loans		500,000		300,000
Simple Agreement for Future Equity (SAFEs)		-		400,000
Total Liabilities		**3,181,453**		**1,501,974**
STOCKHOLDERS EQUITY				
Common Stock		82		82
Additional Paid in Capital		3,839		2,879
Retained Earnings/(Accumulated Deficit)		(2,177,997)		(1,402,903)
Total Stockholders' Equity		**(2,174,077)**		**(1,399,942)**
Total Liabilities and Stockholders' Equity	**$**	**1,007,376**	**$**	**102,032**

See accompanying notes to financial statements.

LOFTIE INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 2,512,892	$ 725,730
Cost of Goods Sold	1,180,280	510,140
Gross profit	1,332,612	215,591
Operating expenses		
General and Administrative	1,134,607	617,493
Research and Development	170,826	183,796
Sales and Marketing	641,656	240,888
Total operating expenses	1,947,090	1,042,177
Operating Income/(Loss)	(614,478)	(826,586)
Interest Expense	178,436	44,249
Other Loss/(Income)	(17,820)	(200)
Income/(Loss) before provision for income taxes	(775,094)	(870,635)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (775,094)**	**$ (870,635)**

See accompanying notes to financial statements.

LOFTIE INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	8,000,000	$ 80	$ 2,418	$ (532,269)	$ (529,771)
Issuance of Stock	177,778	2	16		$ 18
Share-Based Compensation			446		446
Net income/(loss)				(870,635)	(870,635)
Balance—December 31, 2020	8,177,778	82	2,879	$ (1,402,903)	$ (1,399,942)
Issuance of Stock	7,778	0	8		8
Share-Based Compensation			952		952
Capital contribution					-
Net income/(loss)				(775,094)	(775,094)
Balance—December 31, 2021	8,185,556	$ 82	$ 3,839	$ (2,177,997)	$ (2,174,077)

See accompanying notes to financial statements.

LOFTIE INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(775,094)	$	(870,635)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		45,482		-
Amortization of Intangibles		3,697		-
Share-based Compensation		952		446
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(68,463)		-
Inventories		(435,818)		-
Prepaids and Other Current Assets		(10,772)		-
Accounts Payable		764,243		-
Deferred Revenue		10,502		-
Credit Card		113,561		34,764
Other Current Liabilities		21,258		6,256
Security Deposit		(15,000)		825
Net cash provided/(used) by operating activities		**(345,453)**		**(828,344)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(11,342)		(45,350)
Purchases of Intangible Assets		(50,527)		(250)
Net cash provided/(used) in investing activities		**(61,869)**		**(45,600)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		8		18
Shareholder Loans		(590)		590
Borrowing on Promissory Notes and Loans		200,000		296,150
Borrowing on Convertible Notes		970,505		217,352
Simple Agreement for Future Equity (SAFEs)		(400,000)		375,000
Net cash provided/(used) by financing activities		**769,923**		**889,109**
Change in Cash		362,601		15,165
Cash—beginning of year		53,530		38,365
Cash—end of year	**$**	**416,131**	**$**	**53,530**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

1.   NATURE OF OPERATIONS

Loftie Inc. was incorporated on July 27, 2018, in the State of Delaware as Deliberate Digital, Inc. On May 17, 2019, the Company changed its name to Loftie Inc. The financial statements of Loftie Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Loftie is a wellness company committed to creating stylish, innovative products that help people rest, relax, and recharge. We focus on supporting healthy sleep because it is one of the most critical elements for physical, mental, and emotional wellbeing, yet also one of the most undervalued. We take a mindful approach to technology, using it to inspire refreshing action rather than endless distraction, and we take a thoughtful approach to design, because any object you bring into your life should be as beautiful as it is beneficial. Our products have won numerous awards including Real Simple's 2022 and 2021 Sleep Awards; Women's Health Healthy Sleep Awards 2021; Fast Company's Home Innovation Awards; NYT Wirecutter's Best Alarm Clocks.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $166,131 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to materials which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
R&D Tooling Equipment	2 years
Fixture and Furniture	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Other intangibles include digital assets and trademark. Trademark costs are indefinitely lived.

Income Taxes

Loftie Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when, or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its stylish, innovative products (clocks, lamps, dark dots, etc.) that help people rest, relax, and recharge.

Cost of sales

Cost of goods sold include the cost of production, shipping, freight, and delivery.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $641,656 and $240,888, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time.

The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 6, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Materials	435,818	
Total Inventories	**$ 435,818**	**$ -**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid Expenses	10,772	
Total Prepaids and Other Current Assets	**$ 10,772**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Sales Tax Payable	20,256	
Payroll Liabilities: Benefits Payable	1,002	
Payroll Liabilities: Social Security Tax	6,256	6,256
Total Other Current Liabilities	$ 27,514	$ 6,256

5.   PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
R&D Tooling Equipment	$	45,350	$	45,350
Fixture and Furniture		11,342		-
Property and Equipment, at Cost		56,692		45,350
Accumulated depreciation		(45,482)		-
Property and Equipment, Net	$	11,210	$	45,350

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $45,482 and $0 respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,		2021		2020
Digital Assets	$	50,527	$	-
Patent		2,500		2,500
Trademark		700		700
Intangible assets, at cost		53,726.93		3,200.00
Accumulated amortization		(3,745)		(48)
Intangible assets, Net	$	49,982	$	3,152

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $3,697 and $0 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	3,697
2023		3,697
2024		3,697
2025		3,697
Thereafter		35,196
Total	$	49,982

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.00001. As of December 31, 2021, and December 31, 2020, 8,185,556 and 8,177,778 respectively, shares of Common Stock have been issued and are outstanding.

8.   SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 888,888 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.
The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	177,778	$ 0.01	-
Granted	133,333		
Execised	(177,778)		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	133,333	$ 0.01	9.65
Exercisable Options at December 31, 2020	5,556	$ 0.01	9.65
Granted	187,422	$ -	
Execised	(7,778)	$ -	
Expired/Cancelled	(16,666)	$ -	
Outstanding at December 31, 2021	296,311	$ 0.01	8.65
Exercisable Options at December 31, 2021	122,605	$ 0.01	8.65

Stock option expenses for the years ended December 31, 2021, and December 31, 2020, were $952 and $446, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows.

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Carol A. Melton	$ 500,000	2.00%	06/02/2021	06/02/2024	$ 5,833	$ 5,833	$ -	$ 500,000	$ 500,000	$ -	$ -	$ -	$ -	$ -
Carol Anne Melton and Joseph Mark Hasse	$ 500,000	0.00%	11/12/2020	converted into CN	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 300,000	$ 300,000
Total					$ 5,833	$ 5,833	$ -	$ 500,000	$ 500,000	$ -	$ -	$ -	$ -	$ 300,000

On June 18, 2021, the Company issued the Convertible Promissory Note to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett), in the amount of $500,000, with an interest rate of 7% per annum, and a maturity date is set to December 31, 2023. .The Convertible Promissory Note canceled the Unsecured Promissory Note issued in 2020 to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett), in the amount of $500,000.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2022	$ -
2023	-
2024	500,000
2025	-
2026	-
Thereafter	-
Total	$ 500,000

Owner Loans

In 2020, the Company borrowed money from the owner, Matthew Hassett. The loan was repaid in full in 2021.

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021			For the Year Ended December 2020		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Matthew Hassett	$ 590	0.00%	Fiscal Year 2020	No set maturity				$ 590	$ -	$ 590
Total					$ -	$ -	$ -	$ 590	$ -	$ 590

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31,	
				2021	2020
Carol Melton and Joseph Hassett	09/20/2020	$ 10,000,000	20%		$ 375,000
Adeft Investments, LLC	11/26/2019	$ 10,000,000	20%		$ 25,000
Total SAFE(s)				$ -	$ 400,000

On June 18, 2021, the Company issued the Convertible Promissory Note to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett), in the amount of $400,000, with an interest rate of 7% per annum, and a maturity set to December 31, 2023. The Convertible Promissory Note canceled SAFE to Adeft Investments, LLC ($25,000) and the SAFE to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett) in the amount of $375,000.

Convertible Note(s)

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Matthew Hassett	$ 600,000	7.00%	08/01/2018	08/01/2020	42,000	143,605	600,000	-	600,000	42,000	101,605	648,452	$ -	648,452
Carol Anne Melton and Joseph Mark Hassettt	$ 25,000	7.00%	11/26/2019	11/26/2021	3,673	3,673	25,000	-	25,000					
Carol Anne Melton and Joseph Mark Hassettt	$ 375,000	7.00%	09/20/2020	09/20/2022	33,586	33,586	375,000	-	375,000					
Carol Anne Melton and Joseph Mark Hassettt	$ 500,000	7.00%	11/12/2020	11/12/2022	39,699	39,699	500,000	-	500,000					
Total	$ 1,500,000				$ 118,957	$ 220,562	$ 1,500,000	$ -	$ 1,500,000	$ 42,000	$ 101,605	$ 648,452	$ -	$ 648,452

On September 12, 2022, the Convertible Promissory Note was amended; the maturity date is now December 31, 2023. The convertible notes due to Carol Anne Melton and Joseph Mark Hassett are convertible into 1) In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the maturity date in an equity financing with total proceeds to the Company of not less than $750,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g. , Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note, together with and any unpaid accrued interest under this Note, shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 80%, and (ii) the quotient resulting from dividing $10,000,000 by the number of shares of Common Stock of the Company (the "Common Stock") that are outstanding immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. 2) Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of Preferred Stock having the identical rights, privileges, preferences and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

The convertible notes due to Matthew Hassett are convertible into (1) In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the company of not less than $750,000 (excluding the conversion of the Notes or other Convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note, together with and any unpaid accrued interest under this Note, shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 80%, and (ii) the quotient resulting from dividing $3,500,000 by the number of shares of Common Stock of the Company (the "Common Stock") that are outstanding immediately prior to the Qualified Financing (assuming conversion of all securities convertible into Common Stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as the Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(193,773)	$	(192,522)
Valuation Allowance		193,773		192,522
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020, are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(489,965)	$	(296,192)
Valuation Allowance		489,965		296,192
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,959,860, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,959,860. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

On August 1, 2018, the Company issued the Convertible Promissory Note to its founder and CEO, Matthew Hassett, in the amount of $600,000, with an interest rate of 7% per annum, and a maturity of two years. On September 12, 2022, the Convertible Promissory Note was amended, with an interest rate of 12% effective September 1, 2022, and a maturity date of December 31, 2023.

On November 26, 2019, the Company issued the SAFE to Adeft Investments, LLC, an entity controlled by Carol Anne Melton (mother of the founder and the shareholder Matthew Hassett) in the amount of $25,000.

In 2020, the Company issued the SAFE to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett) in the amount of $375,000, which was later converted into the Convertible Promissory Note.

On November 12, 2020, the Company issued the Unsecured Promissory Note to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett), in the amount of $500,000, with an interest rate of 0%, and a maturity of six months.

On June 18, 2021, the Company issued the Convertible Promissory Note to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett), in the cumulative amount of $900,000, with an interest rate of 7% per annum, and a maturity of two years. The Convertible Promissory Note canceled (1) SAFE to Adeft Investments, LLC, (2) the SAFE to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett) in the amount of $375,000, and (3) the Unsecured Promissory Note to Carol Anne Melton and Joseph Mark Hassett (parents of the founder and the shareholder Matthew Hassett), in the amount of $500,000. On September 12, 2022, the Convertible Promissory Note was amended; the maturity date is now December 31, 2023.

On June 2, 2021, the Company issued a Promissory Note to Carol Anne Melton (mother of the founder and the shareholder Matthew Hassett) in the amount of $500,000, with an interest rate of 2% per annum and a maturity date of three years.

On June 21, 2022, the Company issued the Promissory Note to Carol Melton (mother of the founder and the shareholder Matthew Hassett) in the amount of $350,000, with an interest rate of 2% and has a due date set on September 1, 2023.\

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

On November 15, 2021, the Company entered into a commercial lease agreement with 315 Church Street Realty Corp., a New York corporation to rent premises. The start date of the initial term was set to November 15, 2021, and the end date was agreed to November 30, 2023. Each year, the rental rate will escalate at the rate of 3% from the previous year rent base amount with the same terms as the initial lease. The Company will pay a monthly rate of $7,500. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation
2022	$ 90,000
2023	84,975
2024	-
2025	-
Thereafter	-
Total future minimum operating lease payments	**$ 174,975**

Rent expenses were in the amount of $47,221 and $24,970 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through September 6, 2022, which is the date the financial statements were available to be issued.

On February 16, 2022, the Company entered into a loan agreement with ODK Capital, LLC. The loan amount is $250,000, with a total interest expense of $28,500.04 and a maturity of one year.

On March 21, 2022, the Company entered into a Forward Financing Agreement with Shopify Capital for total purchased receivables of $143,000, with an amount advanced of $130,000 and a remittance rate of 17%.

On May 18, 2022, the Company issued the Promissory Note to B.S.D. Capital Inc. dba Lendistry in the amount of $100,000, with an interest rate of 7.88% and with a maturity of two years.

On May 24, 2022, the Company entered into loan agreement with Settle Funding LLC. The loan amount is $12,602.87, with an interest rate of 12.29% and matures over one hundred and twenty days.

On June 21, 2022, the Company issued the Promissory note Carol Melton (the founder's mother) in the amount of $350,000, with an interest rate of 2% and the due date is September 1, 2023.

On June 22, 2022, the Company entered into a Forward Financing Agreement with Shopify Capital for a total of purchased receivables of $53,000, with the amount of $50,000 advanced and a remittance rate of 7%.

On August 2, 2022, the Company entered into a loan agreement with PayPal. The loan amount is $100,000, with a total loan fee of $16,707.60 and fifty-two weekly payments.

On August 19, 2022, the Company entered into a loan agreement with PayPal. The loan amount is $53,298.59, with a total loan fee of $9,947.01 and fifty-two weekly payments.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $2,177,997 and in 2021, had an operating loss of $614,478, an operating cash flow loss of $345,453, and liquid assets in cash of $416,131. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The problem with sleep right now is that it's not being seen as the most important part of wellness. And it is the most important part of wellness.

With fitness and with nutrition, there have been a plethora of startups that have made those industries fun and sexy. I don't think that same investment has happened with sleep.

Hi, we're Loftie. A wellness company committed to creating stylish, innovative products that help people rest, relax, and recharge.

We have created physical products that are specifically for winding down and waking up.

We wanted to take the alarm clock and take it from the 1990s Radio Shack era to something that people would be proud to have in their houses today. It's really hard to go from awake to asleep. It's not natural. So Loftie has a ton of wellness content already loaded onto the device.

Such as breathwork soundscapes, white noises and meditation that help you make that transition.

We've recently launched our newest product, the Loftie lamp, which is a sunrise alarm. So in the mornings, the lamp will release more of a blue light to help you wake up. And in the evening, it's more of a red hue to make you sleepy, and when to fall asleep.

The Loftie Clock, the Loftie Lamp, our audio content, they all work together and they are better together. By having all of these different types of products that help sleep in different ways, that's when the real sleep experience starts to happen.

So far, we've sold over 40,000 Loftie clocks.The majority of our business is direct to consumer and a wide range of what we think are the best retailers. We've been fortunate to win a number of design awards and we are a two years running Wirecutter pick for best alarm clock.

We're really happy with the Loftie Clock and the amount of content and types of content we have on the device and we're really excited to keep growing in that aspect. We've been working on generative audio that can be specific and unique to individual listeners.

We really want to become the go to sleep brand. We want to offer live wellness sessions, sleep classes, sleep coaching, and really focus on building a community around sleep and our products.

I think there needs to be more investment in tech that helps us sleep better. A third of our lives is spent sleeping. So we're spending tons of investment dollars on all the waking time. We need to spend some of that money on this time.

Sleep is having a moment. Join us, in making it a movement.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:34 PM 10/05/2022
FILED 04:34 PM 10/05/2022
SR 20223704876 - File Number 6992642

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF LOFTIE, INC.

(Pursuant to Sections 242 and 245 of the

General Corporation Law of the State of Delaware)

Loftie, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Loftie, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on July 27, 2018 under the name, Deliberate Digital, Inc., which was amended to Loftie, Inc. pursuant to the General Corporation Law on May 17, 2019.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of this corporation is LOFTIE, INC. (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

(a) The total number of shares of stock that the Corporation shall have authority to issue is 12,000,000 shares of common stock having a par value of $0.00001 per share ("**Common Stock**") of which 10,000,000 are designated as Voting Common Stock ("**Voting Common Stock**"), and 2,000,000 are designated as Non-Voting Common Stock ("**Non-Voting Common Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Amended and Restated Certificate of Incorporation, the Voting

Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) Voting Rights.

(i) Voting Common Stock. Except as otherwise required by law or this Amended and Restated Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by them of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) Non-Voting Common Stock. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; provided that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Amended and Restated Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

ARTICLE V

The name and mailing address of the Corporation is as follows:

26 Grove St. #5C
New York, NY 10014

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation (the "**Board**") is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation (the "**Bylaws**").

ARTICLE VII

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE IX

To the fullest extent permitted by the General Corporation Law of the State of Delaware, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of

2

the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Corporation shall have the power to indemnify, to the extent permitted by the General Corporation Law of the State of Delaware, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X

Except as provided in Article IX above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this <u>Article XI</u> shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this <u>Article XI</u> (including, without limitation, each portion of any sentence of this <u>Article XI</u> containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

I, the undersigned, as the Chief Executive Officer of the Corporation, have signed this Amended and Restated Certificate of Incorporation on this 4th day of October, 2022.

Matthew Hassett

MATTHEW HASSETT, CHIEF EXECUTIVE OFFICER